November 3, 2006

BY FAX

Mr. James Rosenberg
Mr. James Atkinson
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AmTrust Financial Services, Inc./Intangible Assets

Dear Mr. Rosenberg and Mr. Atkinson:

We have revised versions of the footnotes which we faxed to you last night based on comments from our auditors. Copies of the revised footnotes are attached. As we discussed, the Company has changed its estimate of the useful lives of the acquired producer networks from 40 years to 20 years. The revised footnotes reflect the proper presentation of the change in estimate. Thus, Footnote No. 4 to the audited year-end financial statements show the 40 year period that the Company then utilized. Footnote No. 3 to the interim June 30, 2006 financial statements has been amended to indicate that there has been a change in estimate.

We look forward to hearing from you. As we advised, we are available all day. Please contact Henry Rothman at 212.704.6179 or myself at 212.220.7120 x 7013 at your earliest possible convenience. Thank you again.

Sincerely yours,

Stephen Ungar
General Counsel

4. Intangible Assets (F-20, F-21)

(a)
On December 30, 2002, the Company purchased from Princeton Insurance Company ("PIC") all of the issued and outstanding stock of the Princeton Agency, Inc. ("Princeton") and PIC's on-going workers' compensation business, which consisted of the right to contract/conduct business with PIC's producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete. The producer networks consist of approximately 6,800 independent agents and brokers in 11 states. The purchase price was comprised of $500 paid at closing, plus a specified percent of the gross premium relating to new and renewal business written during the period from the closing date through the fifth anniversary of the closing date. The minimum guaranteed purchase price is $5,500. Intangible assets recorded as a result of this transaction was $5,500. The Company recorded a liability for the unpaid portion of the purchase price of $5,000. The balance outstanding at December 31, 2005 and 2004 was $2,41 l and $3,500, respectively, and is included in other liabilities on the accompanying consolidated balance sheets. Any additional amounts will be allocated among the component intangible assets as these amounts become known. No such additional amount has been recorded as of December 31, 2005 and 2004. The Company will allocate any such amounts among the different component intangible assets based on its evaluation of such additional amounts at the time they are generated.

(b)
On December 14, 2003, the Company acquired from the Covenant Group, Inc. ("CGI") its on-going workers' compensation business, which includes the right to contract/conduct business with CGI's producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete from CGI. The producer networks consist of approximately 235 independent agents and brokers in seven states. The purchase price consisted of $600 ($100 paid at closing and $500 payable over sixty months). The minimum purchase price is $1,309. An intangible asset was recorded as a result of this transaction for $1,309. Additional purchase price will be based upon a specified percentage of new and renewal premium written for the three years commencing on the closing date, plus a percentage of CGI's profit for the same three-year period. This additional purchase price is being allocated among the component intangible asset as these amounts become known. An additional amount of $1,153 was recorded for 2005, which was allocated among the component intangible assets in the same manner as the initial purchase price. The balance outstanding at December 31, 2005 and 2004 was $1,515 and $659, respectively, and is included in other liabilities in the accompanying consolidated balance sheets. The Company will allocate any future contingent payments among the differentcomponent intangible assets based on its evaluation of such payments at the time they are generated.

(c)
On August 31, 2004, the Company acquired from Associated Industries Insurance Company and Associated Industries Insurance Services (collectively, "Associated") its on-going small workers' compensation business, which includes the right to contract/conduct business with Associated's producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete. The producer networks consist of approximately 250 independent agents and brokers in the State of Florida. The purchase price is comprised of $250 paid at closing, plus a specified percent of all gross premiums written for each policy that is written or renewed prior to December 31, 2007. The minimum guaranteed purchase price is $2,500. An intangible asset was recorded as a result of this transaction for $2,500. The Company has recorded a liability for the unpaid portion of the purchase price. Any additional amounts will be allocated among the component intangible assets as these amounts become known. An additional amount of $432 was recorded for 2005, which was allocated among the component intangible assets in the same manner as the initial purchase price. The balance outstanding at December 31, 2005 and 2004 was $2,467 and $2,250, respectively, and is included in other liabilities on the accompanying consolidated balance sheets. The Company will allocate any future payments among the different component intangible assets based on its evaluation of such payments at the time they are generated.

(d)
On December 13, 2005, the Company acquired from Alea North America, Inc. ("Alea"), a specialty property and casualty business the primary lines of which are workers' compensation, general liability, auto liability and property, which included the acquisition of the right to contract/conduct business with Alea's producer network, the right to renew a discrete set of in-force policies and a covenant not to compete. The producer network consists of 25 wholesale agents which conduct business in all 50 states and serve in excess of 1,500 independent retail agents and brokers. The purchase price is equal to a percentage of gross premiums written through the fifth anniversary of the closing of this transaction. The Company paid a nonrefundable $12,000 advance at closing. $10,000 of which represents intangible assets and $2,000 of which represents the fair value of fixed assets acquired. The ultimate purchase price will be allocated among the component intangible assets as these amounts become known. The Company will allocate any such amounts among the different component intangible assets based on its evaluation of such additional amounts at the time they are generated.

The Company has determined that the intangible assets acquired in its "renewal rights" transactions consist of on-going businesses, which include three components: the right to contract/conduct business with the seller's producer networks; the right to renew a discrete set of in-force policies and covenants not to compete, all of which were determined to be intangible assets with a finite useful life. The producer networks were recorded at $19,848 and will be amortized over 40 years on a straight line basis, the right to offer renewals on discrete sets of in-force policies were recorded at $627 and will be amortized over 7 years, calculated on an accelerated method, and the covenants not to compete were recorded at $418 and will be amortized over their useful lives on a straight line basis. The amortization expense for 2005 was $112. All the intangible assets are subject to annual impairment testing.

The composition of the intangible assets is summarized as follows (in 000's):

December 31, 2005	Initial Balance	Accumulated Amortization	Net Value	Lives	Method
Renewal Rights	$627	-	$627	7 years	Accelerated
Covenant not Compete	418	-	418	5 - 9 years	Straight Line
Distribution network	19,848	$112	19736	40 years	Straight Line
Total	$20,893	$112	$20,781	38.3 Average

Amortization expense for 2005 and 2004 was $112 and $0.

Interim Financial Statements

F-50, Note 2

Business Acquisitions

On June 1, 2006, the Company acquired from Muirfield Underwriters, Ltd. (`Muirfield"), a subsidiary of Aon Corporation ("Aon"), the right to contract/conduct business with Muirfield's producer networks, the right to renew a discrete set of in-force policies and a covenant not to compete from Aon. The producer network consists of approximately 275 independent agents and brokers in 11 states. The Company paid Muirfield $2.0 million at closing and is obligated to pay a specified percentage of gross premiums written on new policies and renewal policies through the three year period ending May 31, 2009. This amount is reflected as intangible assets in the accompanying condensed balance sheet as of June 30, 2006. Any additional amounts will be recorded as an intangible asset as these amounts become known. The Company will allocate any such amounts among the different component intangible assets based on its evaluation of such additional amounts at the time they are generated.

In addition, on June 1, 2006, the Company acquired 100% of the issued and outstanding stock of Wesco Insurance Company ("WIC") for $22.5 million. WIC is a Delaware-domiciled property and casualty insurance company with 50 state licenses. At the time of closing, WIC had capital and surplus in the amount of $15.0 million,The excess purchase price of $7.5 million was attributed to the 50 acquired state licenses. These state licenses are intangible assets with an indefinite life and as such are not subject to annual amortization, but will be tested annually for impairment.

F-50, Note 3

Intangible Assets

The Company has determined that the intangible assets acquired in its "renewal rights" transactions consist of on-going businesses, which include three components: the right to contract/conduct business with the seller's producer networks; the right to renew a discrete set of in-force policies and covenants not to compete. The producer networks (20 years), the right to offer renewals on discrete sets of in-force policies (7 years), and covenants not to compete (5-9 years) had finite lives (average of 19.3 years). The amortization is recorded on a straight line basis with the exception of the renewal rights which is calculated on a 125% declining balance method. In prior years the Company used a straight line amortization period of 40 years. This change in useful life is treated as a change in accounting estimate in accordance with SFAS 154. Accordingly, no change has been made to prior year's amortization expense. Due to the nature of the acquisitions, only minor portions of the acquisition costs were allocated to renewal rights ($694) and the covenants ($463) while the majority of the values were allocated to the agency relationships ($21,993). Amortization expense for the six months ending June 30, 2006 was $657. The Company determined that the true intrinsic values in each of the business acquisitions was in the ability to generate continued business though the agent networks acquired while the value from renewing existing in force policies would not add as much to the Company's growth. All the intangible assets are subject to annual impairment testing.

June 30, 2006	Initial Balance	Accumulated Amortization	Net Value	Lives	Method
Intangibles with definite lives
Renewal Rights	$694	$58	$636	7 years	Accelerated
Covenant not compete	463	39	424	5-9 years	Straight line
Agency relationships	21,993	672	21321	20 years	Straight line

Intangibles with indefinite lives
State Insurance Licenses	7,500		7,500	Infinite life
Totals	$30,650	$769	$29,881	19.3 Average life

Amortization expense for the six months ended June 30, 2006 and 2005 was $657 and $0.